VIA EDGAR

May 11, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Paul Fischer

Re:         Axcella Health Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-238168

Requested Date:       May 13, 2020

Requested Time:      4:00 p.m. Eastern Standard Time

Dear Mr. Fischer:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Axcella Health Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 13, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Laurie A. Burlingame at (617) 570-1879 or John Mei at (617) 570-1446. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Laurie A. Burlingame, by email at lburlingame@goodwinlaw.com or by facsimile to (617) 321-4398.

If you have any questions regarding this request, please contact Laurie A. Burlingame of Goodwin Procter LLP at (617) 570-1879 or John Mei of Goodwin Procter LLP at (617) 570-1446.

Sincerely,

AXCELLA HEALTH INC.

/s/ Laurent Chardonnet
Laurent Chardonnet
Chief Financial Officer
Axcella Health Inc.

cc:
William Hinshaw, Axcella Health Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Laurie A. Burlingame, Esq., Goodwin Procter LLP
Peter N. Handrinos, Esq., Latham & Watkins LLP
Wesley C. Holmes, Esq., Latham & Watkins LLP